November 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Aliya Ishmukhamedova

Re:	IonQ, Inc.

Registration Statement on Form S-3

Filed November 9, 2023

File No. 333-275444

Acceleration Request

Requested Date:     December 1, 2023

Requested Time:     4:05 p.m. Eastern Time,

    or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IonQ, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-275444) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Bass at (202) 973-8826.

Sincerely,

IonQ, Inc.

/s/ Thomas Kramer
Thomas Kramer
Chief Financial Officer

cc:	Katherine A. Martin

Mark R. Fitzgerald

Mark Bass

Wilson Sonsini Goodrich & Rosati, P.C.